SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

The

Securities Commission (CVM)

Rua Sete de Setembro, nº 111, 33º andar

Centro - Rio de Janeiro / RJ

Att.:    Mr. Guilherme Rocha Lopes

Business Monitoring Manager 2

Ref .:   Official Letter No. 20/2019 / CVM / SEP / GEA-2, dated February 4, 2019, requesting clarification on the Notice to the Market.

COMPANHIA SIDERÚRGICA NACIONAL ("CSN" or "Company"), in accordance with the above-mentioned letter, which contents of the query are transcribed below, present the clarifications requested:

"1. We refer to the news published on G1's website on January 30, 2019, under the title "Operation of a controversial dam in Congonhas, in the Central Region of Minas Gerais, will be closed, says city hall", which includes the following information:

"The operations of Casa de Pedra Dam, owned by Companhia Siderúrgica Nacional (CSN), located some 300 meters from residential districts of Congonhas, in the Central Region of Minas Gerais, will be closed. The announcement was made last Wednesday, (30th) by the town hall.

"The dam, which is located in the vicinity of residential neighborhoods of Congonhas, will enter the drying process. With this, it will be decommissioned and then revegetated, "the note said.

The operation of Casa de Pedra is controversial. In October 2017, an MPMG opinion pointed to the risk of rupture of the dam and determined that CSN Mineração should take a series of measures to remedy damages. According to the agency, the company performed the determinations.

According to the city hall, the dam is in Class 6, the highest in category of risk and associated damage. It currently has a massif with approximately 76 meters of height, with capacity to accumulate around 50 million m³ of tailings, according to the State Secretariat of Environment and Sustainable Development (SEMAD). "

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

2. In this regard, we require the manifestation on the veracity of the statements contained in the news and, if so, we request your explanation on the reasons why you believe that the topic is not a Material Fact, pursuant to CVM Instruction 358/02. "

Accordingly, the Company clarifies that the announcement made by the Municipality of Congonhas/MG refers to measures already adopted by CSN Mineração SA ("CSN Mineração"), a subsidiary of CSN, which have been in progress since 2016, and are aimed at the dry processing of tailings generated in the production process of its Casa de Pedra mine.

As stated on several occasions in conferences and presentations to the market, available on the Company's website, the independence of dams is one of the priorities of CSN Mineração, which has already invested in the last two years R$ 250 million in dry stacking technology. Therefore, there is no new fact that prompts the disclosure of material fact.

The process of dry stacking currently covers 40% of the volume of tailings, and by the end of 2019, CSN Mineração will be processing 100% of dry tailings, discarding the use of tailing dams to dispose its tailings. The decommissioning and the subsequent revegetation of the Casa de Pedra Dam are natural consequences of dry tailing processing; however, it is a long-term project and process, so it is not the case of disclosure of material fact at this time.

We are at your disposal. for any further clarification that may be required.

São Paulo, February 5, 2019.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.